UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the period ending September 30, 2005
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
La Défense
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS
INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-104463 AND 333-104463-01) OF
TOTAL S.A. AND TOTAL CAPITAL, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS
FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

SIGNATURES
Exhibit Index
Exhibit 99.1
Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K with respect to the third quarter 2005 and first nine months ended September 30, 2005 has been derived from the unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) for the third quarter 2005 and first nine months ended September 30, 2005 which have been the subject of a limited review by the company’s auditors under generally accepted auditing standards in France.
The following discussion should be read in conjunction with:
•	The unaudited interim IFRS consolidated financial statements and related notes, provided as exhibit 99.1 to this Form 6-K;

•	The unaudited IFRS consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 and related notes, provided as exhibit 99.2 to this Form 6-K; and

•	The information, including the audited French GAAP financial statements and related notes, for the year ended December 31, 2004 in Total’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 20, 2005.
Total — consolidated accounts

3Q05	3Q04%		in millions of euros (except for per share data)	9M05	9M04%
38,414	32,296	+19%	Sales	103,226	88,400	+17%
3,645	2,763	+32%	Net income (Group share)	9,932	7,137	+39%
6.20	4.57	+36%	Earnings per share (euros)	16.78	11.72	+43%
3,357	1,967	+71%	Investments	7,396	5,575	+33%
248	185	+34%	Divestments at selling price	838	538	+56%
4,764	4,075	+17%	Cash flow from operating activities	11,498	10,840	+6%
Number of shares

3Q05	3Q04%		Millions	9M05	9M04%
588.0	604.5	-3%	Fully-diluted weighted-average shares	591.7	608.7	-3%
Market environment

3Q05	3Q04%			9M05	9M04%
1.22	1.22	—	US$($/€)*	1.26	1.23	-3%*
61.5	41.5	+48%	Brent ($/b)	53.7	36.4	+48%
44.3	32.9	+35%	European refining margins TRCV ($/t)	40.4	29.6	+36%

*	Change in the dollar versus the euro.

Third quarter 2005 results
     Operating income
Compared to the third quarter 2004, the oil market environment in the third quarter 2005 was marked by a strong increase in oil prices (+48% for Brent) and European refining margins (+35% for the TRCV indicator). Petrochemical margins decreased relative to the third quarter 2004. In this context, operating income increased by 45% to 7,314 M€ from 5,037 M€ in the third quarter 2004.
     Net income
Net income (group share) increased by 32% to 3,645 M€ from 2,763 M€ in the third quarter 2004.
During the third quarter 2005, the Group bought back 3.97 million of its shares1, or 0.6% of its share capital, for 826 M€.
Earnings per share, based on 588.0 million fully-diluted weighted-average shares, rose to 6.20 euros in the third quarter 2005 from 4.57 euros in the third quarter 2004, an increase of 36%, which is higher than the increase in net income due to the accretive effect of the share buybacks.
     Cash flow
Cash flow from operating activities increased to 4,764 M€ from 4,075 M€ in the third quarter 2004. Investments rose to 3,357 M€ from 1,967 M€ in the third quarter 2004. They include 890 M€ paid out for the acquisition of 82% of Deer Creek. Divestments in the third quarter 2005 were 248 M€, including notably the sale of Total’s interest in the power company South Humber Bank. Net cash flow2 was 1,655 M€ compared to 2,293 M€ in the same period 2004.
Nine months 2005 results
     Operating income
Compared to the first nine months of 2004, the oil market environment for the first nine months of 2005 was marked by a strong increase in oil prices (+48% for Brent) and European refining margins (+36% for the TRCV indicator).
Petrochemical margins, on average, were higher relative to the first nine months of 2004. In this context, operating income increased by 48% to 19,244 M€ from 12,992 M€ for the first nine months 2004.
     Net income
Net income (group share) increased by 39% to 9,932 M€ compared to 7,137 M€ for the first nine months of 2004.
During the first nine months of 2005, the Group bought back 15.7 million of its shares3, or 2.5% of its share capital, for 2.9 B€. At September 30, 2005, the number of fully-diluted weighted-average shares was 588.1 million compared to 603.7 million a year ago, representing a decrease of close to 3%.
Earnings per share, based on 591.7 million fully-diluted weighted-average shares, rose to 16.78 euros from 11.72 euros in the first nine months of 2004, an increase of 43%, which is a higher rate of increase than for net income due to the accretive impact of the share buybacks.
     Cash flow
Cash flow from operating activities rose to 11,498 M€ in the first nine months of 2005 from 10,840 M€ in the same period last year. During the first nine months of 2005 investments were 7,396 M€. Expressed in dollars, investments were $9.3 billion, including $1.1 billion for the Deer Creek acquisition, an increase of 37% compared to the first nine months of 2004. Divestments for the first nine months of 2005 were 838 M€. Net cash flow was 4,940 M€ in the first nine months of 2005 compared to 5,803 M€ in the first nine months of 2004.

[1]	Including 0.57 million shares reserved for share grants pursuant to the decision of the Board of Directors on July 19, 2005.
[2]	Net cash flow = cash flow from operating activities + total divestitures – investments, as per consolidated statement of cash flows.
[3]	Including 0.57 million shares reserved for share grants pursuant to the decision of the Board of Directors on July 19, 2005.

The net-debt-to-equity ratio4 was 25.6% at September 30, 2005 compared to 30.3% at June 30, 2005 and 26.6% at September 30, 2004.
Cancellation of outstanding shares
The Board of Directors met on November 3, 2005 and approved the cancellation of 7,547,990 shares effective November 22, 2005. The share capital has been adjusted to 6,139,395,400 € represented by 613,939,540 shares with a par value of 10 €. This cancellation increases the Group’s capacity for share buybacks.
Interim dividend
Net income for Total S.A., the parent company, was 2,763 M€ for the first nine months of 2005 compared to 2,264 M€ for the same period last year.
At the Board of Directors meeting on November 3, 2005, the Directors, after reviewing the accounts, approved an interim dividend in the amount of 3 € per share payable on November 24, 2005.
Business Segment Reporting
The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.
Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years
In accordance with International Accounting Standard (IAS) 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. The adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to ensure the comparability of the Group’s results with those of its competitors, mainly North-American. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method.
The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items.
Upstream
     Results

3Q05	3Q04%		in millions of euros	9M05	9M04%
5,199	3,429	+52%	Operating income	13,421	9,416	+43%
—	—	—	Adjustments affecting operating income	—	—	—
5,199	3,429	+52%	Adjusted operating income	13,421	9,416	+43%
2,202	1,539	+43%	Net operating income	5,897	4,454	+32%
—	—	—	Adjustments affecting net operating income	—	—	—
2,202	1,539	+43%	Adjusted net operating income	5,897	4,454	+32%

[4]	Net-debt-to-equity ratio = sum of short-term borrowings and bank overdrafts and long-term debt, net of cash and cash equivalents and short-term investments, divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interests after expected dividends.

3Q05	3Q04%		in millions of euros	9M05	9M04%
2,589	1,385	+87%	Investments	5,590	3,933	+42%
161	114	+41%	Divestments at selling price	551	315	+75%
2,818	2,269	+24%	Cash flow from operating activities	7,737	7,248	+7%
Adjusted operating income for the Upstream segment increased by 52% to 5,199 M€ in the third quarter 2005 from 3,429 M€ in the third quarter 2004. This increase reflects essentially the benefit of higher hydrocarbon prices, more so for liquids than for gas.
For the first nine months 2005, adjusted operating income from the Upstream segment increased by 43% to 13,421 M€ compared to 9,416 M€ for the first nine months 2004 mainly due to higher hydrocarbon prices.
There were no adjustments affecting Upstream operating income in the third quarter or first nine months of either 2005 or 2004.
Adjusted net operating income for Upstream increased by 43% to 2,202 M€. The more moderate increase relative to the increase in operating income reflects, among other elements, the higher effective tax rate in the third quarter 2005 compared to the third quarter 2004, which was due notably to less production in areas with lower effective tax rates.
For the first nine months 2005, adjusted net operating income from the Upstream segment increased 32% to 5,897 M€ compared to 4,454 M€ for the first nine months of 2004, also due to the higher effective tax rate.
There were no adjustments affecting Upstream net operating income in the third quarter or first nine months of either 2005 or 2004.
     Production

3Q05	3Q04%		Hydrocarbon production	9M05	9M04%
2,428	2,479	-2%	Combined production (kboe/d)	2,498	2,571	-3%
1,607	1,674	-4%	• Liquids (kb/d)	1,631	1,698	-4%
4,491	4,386	+2%	• Gas (Mcfd)	4,742	4,749	—
Hydrocarbon production declined by 2% to 2,428 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2005 from 2,479 kboe/d in the third quarter 2004. This decrease in production was due primarily to the negative impact on entitlement volumes linked to higher prices in the third quarter 2005 versus the third quarter 2004 (the “price effect”). Excluding the price effect, hydrocarbon production increased. Production growth from Trinidad, Congo, Indonesia, and Venezuela combined with lower maintenance in the North Sea relative to the third quarter of last year more than offset lower production from the Gulf of Mexico due to the hurricanes and from shutdowns in Nigeria affecting onshore areas.
For the first nine months 2005, hydrocarbon production was 2,498 kboe/d compared to 2,571 kboe/d in the first nine months 2004, a decrease of 3%, also primarily due to the price effect and to a lesser extent to the impact of hurricanes on production from the Gulf of Mexico.
     Liquids and gas price realizations

3Q05	3Q04%		Liquids and gas price*	9M05	9M04%
57.8	39.5	+46%	Average liquids price ($/b)	49.9	34.9	+43%
4.65	3.54	+31%	Average gas price ($/Mbtu)	4.47	3.56	+26%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

The smaller increase in the average realized liquids price compared to the increase in the Brent price in particular reflects the larger spread in the light-heavy price differential for crude oil. Gas prices increased in every producing region.

     Recent highlights
Total continued to expand its exploration acreage by signing a production sharing contract on OPL 223 in Nigeria (July 2005), being awarded a block in Libya (October 2005) and bidding successfully for three production licenses in the UK North Sea (September 2005).
Successful exploration activity included new discoveries in ultra-deep offshore Angola (June 2005), discoveries on Block NC 186 in Libya (October and November 2005) and two new positive wells on OPL 222 (Total operated, 20%) in Nigeria (August 2005) that further confirm the potential of the Usan discovery.
In the third quarter 2005, an initial development plan for Usan projecting a start-up by 2010 and a plateau rate of 150 kb/d was approved by NNPC, the concession holder of the block.
The third quarter 2005 also marked the launch of the development of Yemen LNG (Total 42.9%5) projecting the construction of a liquefaction plant with a capacity of 6.7 Mt/y by 2008. Plans call for gas sales over a 20-year period of 4.5 Mt/y to the Atlantic basin market and 2 Mt/y to the Asian market.
Phase 1 of the development of the Moho-Bilondo field was launched in August 2005 (Total operated, 53.5%). Production is projected to start in 2008 with a plateau rate of approx. 90 kb/d.
Total took a major step forward in pursuing its Canadian oil sands strategy through the successful takeover of Deer Creek Energy Limited which holds 84% of the Joslyn lease in Athabasca, Canada. In December 2005, Total announced that it had acquired ownership of 100% of the common shares of Deer Creek.
In September 2005, Total sold its 40% stake in the South Humber Bank power plant in the UK to Centrica.
Downstream
     Results

3Q05	3Q04%		in millions of euros	9M05	9M04%
1,939	1,248	+55%	Operating income	4,929	2,958	+67%
(958)	(500)	+92%	Adjustments affecting operating income	(2,113)	(936)	+126%
981	748	+31%	Adjusted operating income	2,816	2,022	+39%
1,366	876	+56%	Net operating income	3,582	2,149	+67%
(660)	(352)	+88%	Adjustments affecting net operating income	(1,465)	(656)	+123%
706	524	+35%	Adjusted net operating income	2,117	1,493	+42%
493	376	+31%	Investments	1,069	951	+12%
21	45	-53%	Divestments at selling price	124	127	-2%
893	852	+5%	Cash flow from operating activities	2,512	3,009	-17%
Adjusted operating income for the Downstream segment in the third quarter 2005 was 981 M€, a 31% increase compared to the third quarter 2004. The increase was due mainly to the stronger refining margins that reflected the tight supply-demand balance in the Atlantic basin, particularly in the wake of Hurricanes Katrina and Rita. Downstream results benefited as well from the effects of productivity programs and, in refining, positive market effects that were not reflected in the increase of the TRCV indicator. Partially offsetting those positive effects were the prolonged shutdown of the Antwerp cracker, the shutdown of the Port Arthur refinery due to Hurricane Rita, the strike at the Normandy refinery, and the negative impact of rapidly

[5]	Before the potential entry of Kogas.

rising refined product prices on marketing margins, which all had a negative impact on the performance of the segment.
The inventory valuation effect had a negative impact on adjusted operating income for the Downstream segment of 958 M€ in the third quarter 2005 and of 500 M€ in the third quarter 2004. There were no special items affecting Downstream operating income in the third quarter of either 2005 or 2004.
For the first nine months 2005, adjusted operating income for the Downstream segment was 2,816 M€, a 39% increase from 2,022 M€ for the first nine months 2004, primarily due to higher refining margins and also due to the impact of productivity programs.
The inventory valuation effect had a negative impact of 2,113 M€ on adjusted operating income for the Downstream segment for the first nine months 2005 and of 936 M€ for the first nine months of 2004. There were no special items affecting Downstream operating income in the first nine months of either 2005 or 2004.
Adjusted net operating income for the Downstream segment increased by 35% to 706 M€ in the third quarter 2005 from 524 M€ for the third quarter 2004.
The inventory valuation effect had a negative impact on adjusted net operating income for the Downstream segment of 660 M€ in the third quarter 2005 and of 352 M€ in the third quarter 2004. There were no special items affecting Downstream net operating income in the third quarter of either 2005 or 2004.
For the first nine months of 2005, adjusted net operating income from the Downstream segment increased by 42% to 2,117 M€ from 1,493 M€ for the first nine months 2004.
The inventory valuation effect had a negative impact on adjusted net operating income for the Downstream segment of 1,465 M€ for the first nine months of 2005 and of 656 M€ for the first nine months of 2004. There were no special items affecting Downstream net operating income in the first nine months of either 2005 or 2004.
The decrease in cash flow from operations from the Downstream segment for the first nine months 2005 reflects a large increase in working capital, which was mainly due to much higher refined product prices.
     Refinery throughput

3Q05	3Q04%		Refinery throughput (kb/d)	9M05	9M04%
2,379	2,516	-5%	Total refinery throughput*	2,407	2,501	-4%
951	996	-5%	• France	944	1,010	-7%
1,124	1,191	-6%	• Rest of Europe*	1,143	1,184	-3%
304	329	-8%	• Rest of world	321	307	+5%

*	Includes share of Cepsa.
Refinery throughput was 2,379 kb/d in the third quarter 2005, a decrease of 5% compared to the same quarter last year. The refining utilization rate was 88%.
This decrease was due essentially to the longer-than-expected maintenance shutdown at the Antwerp refinery at the beginning of the third quarter 2005 and to the impact of the strike at the Normandy refinery at the end of the quarter.
For the first nine months 2005, refinery throughput declined 4% to 2,407 kb/d from 2,501 kb/d for the first nine months 2004, due principally to major turnarounds and to the impact of strikes at some French refineries.
     Recent highlights
Within the framework of the announcement made in September to accelerate its investment program in refining with the goal of increasing diesel production and desulphurization capacity as well as improving energy efficiency at its refineries, Total has launched studies on a deep-conversion project at its Port Arthur refinery in the US. Other studies have been launched regarding the construction of a deep-conversion unit at one of the Group’s European refineries.
In September 2005, Total signed an agreement with ExxonMobil to acquire its marketing and refined products distribution affiliates in 14 African countries. This transaction, which remains subject to the necessary regulatory approvals in each country, would make Total the largest marketer in Africa with an overall market share of 11%.
In July 2005, Total signed a preliminary agreement to increase its share in its Rome refinery from 57.5% to 71.9% and, as part of the deal, to sell its 18% interest in the Reichstett refinery in France.
In September 2005, Total and Sinochem signed a new joint venture agreement to build a network of 300 service stations in the region around Shanghai in China. The two companies are already partners in a similar venture in northern China and in the Dalian refinery.
In July 2005, Total signed an agreement with Neste Oil to build a second-generation bio-diesel production unit at one of the Group’s refineries that is expected to start up by 2008.
Chemicals
     Results

3Q05	3Q04%		in millions of euros	9M05	9M04%
5,401	5,228	+3%	Sales	16,655	14,797	+13%
2,344	2,532	-7%	• Base chemicals	7,604	6,472	+17%
1,640	1,450	+13%	• Specialties	4,867	4,481	+9%
1,417	1,244	+14%	• Arkema	4,184	3,839	+9%
—	2	ns	• Corporate Chemicals	—	5	ns
265	411	-36%	Operating income	1,148	871	+32%
(99)	(90)	+10%	Adjustments affecting operating income	(46)	(202)	-77%
166	321	-48%	Adjusted operating income	1,102	669	+65%
(18)	172	ns	• Base chemicals	479	230	+108%
138	124	+10%	• Specialties	404	379	+7%
49	16	+206%	• Arkema	216	45	+380%
(3)	9	ns	• Corporate Chemicals	3	15	ns
199	264	-25%	Net operating income	732	456	+61%
(63)	(48)	+31%	Adjustments affecting net operating income	61	11	+455%
136	216	-37%	Adjusted net operating income	793	467	+70%

275	211	+30%	Investments	678	645	+5%
—	19	ns	Divestments at selling price	30	68	-56%
498	300	+66%	Cash flow from operating activities	785	262	+200%
Sales for the Chemicals segment increased by 3% to 5,401 M€ in the third quarter 2005 from 5,228 M€ in the third quarter 2004.
For the first nine months 2005, sales for the Chemicals segment increased by 13% to 16,655 M€ from 14,797 M€ for the first nine months 2004.

Adjusted operating income fell by 48% to 166 M€ in the third quarter 2005 from 321 M€ in the third quarter 2004. Base chemical margins fell sharply as a result of rapidly increasing raw material costs in the third quarter 2005. Shutdowns of steamcrackers in September at Port Arthur (related to the hurricanes) and in Normandy (related to the beginning of the 5-year scheduled turnaround) also had a negative impact on results. Specialties continued to perform well. Arkema reported a strong increase relative to the third quarter 2004, mainly due to better results in industrial chemicals.
In the third quarter 2005, the inventory valuation effect had a negative impact of 108 M€ on adjusted operating income from the Chemicals segment compared to a negative impact of 90 M€ in the third quarter 2004. In the third quarter 2005, the exclusion of special items related to exceptional charges had a positive impact of 9 M€ on adjusted operating income from the Chemicals segment. There were no special items affecting adjusted operating income in the third quarter 2004.
For the first nine months 2005, adjusted operating income from the Chemicals segment rose by 65% to 1,102 M€ compared to 669 M€ for the first nine months 2004.
For the first nine months 2005, the inventory valuation effect had a negative impact of 66 M€ on adjusted operating income from the Chemicals segment compared to a negative impact of 202 M€ for the first nine months 2004. For the first nine months 2005, the exclusion of special items, related to impairments and exceptional charges, had a positive impact of 20 M€ on adjusted operating income from the Chemicals segment. There were no special items affecting adjusted operating income for the first nine months 2004.
Adjusted net operating income for the Chemicals segment decreased by 37% to 136 M€ in the third quarter 2005 compared to 216 M€ for the third quarter 2004.
In the third quarter 2005, the inventory valuation effect had a negative impact of 74 M€ on adjusted net operating income from the Chemicals segment compared to a negative impact of 58 M€ in the third quarter 2004. The exclusion of special items related to special charges and provisions had a positive impact of 11 M€ on adjusted operating income from the Chemicals segment in the third quarter 2005. In the third quarter 2004, the exclusion of special items had a positive impact of 10 M€ on adjusted net operating income.
For the first nine months 2005, adjusted net operating income from the Chemicals segment rose 70% to 793 M€ compared to 467 M€ for the first nine months 2004.
For the first nine months 2005, the inventory valuation effect had a negative impact of 48 M€ on adjusted net operating income from the Chemicals segment compared to a negative impact of 133 M€ for the first nine months 2004. For the first nine months 2005, the exclusion of special items, related to restructuring charges, impairments and other items, had a positive impact of 109 M€ on adjusted operating income from the Chemicals segment. For the first nine months of 2004 the exclusion of special items, including an additional provision of 98 M€ for Toulouse-AZF, restructuring charges and other items, had a positive impact of 144 M€ on adjusted operating income.
     Recent highlights
In October 2005, Samsung Total Petrochemicals (Total 50%) announced a major expansion program at the Daesan site in South Korea which will raise the capacity of the cracker to 850 kt/y by 2007 (a 30% increase), as well as increase the production capacities for styrene and polypropylene.
In September 2005, Cray Valley and Sartomer, subsidiaries of Total, finalized the acquisition of the hydrocarbon resins activities of the Goodyear Tire & Rubber Company.
Summary and outlook
For the 12 months ended September 30, 2005, the return on average capital employed (ROACE)6 for was 37% for Upstream, 32% for Downstream, and 12% for Chemicals.
Total continued to invest, giving priority to the Upstream, in line with its forecasts.
The Group has continued to buy back shares and in October 2005 bought back 1.6 million shares for 340 M€, bringing the level of buybacks since the start of the year to 2.7% of the share capital.

[6]	ROACE = adjusted net operating income divided by the average capital employed using replacement cost.

Since the beginning of the fourth quarter 2005, oil prices have remained high. Refining margins were very high following the hurricanes in the Gulf of Mexico. Petrochemical margins were relatively weak, while the other Chemicals activities continued to benefit from a satisfactory environment.
Forward-looking statements
This document may contain statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, forward-looking statements include (i) certain statements with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements with respect to the Group’s dividend policy, the manner in which the Group uses cash surpluses, the cost savings target of the Group, return on average capital employed, production targets, breakeven points, targeted performance improvements and effect on pre-tax results, and levels of annual investment and (iii) the statements with regard to trends in the trading environment, oil and gas prices, refining, marketing and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operations, liquidity or financial position. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including:
•	Future levels of industry product supply, demand and pricing;
•	Political instability, including international armed conflict, and economic growth in relevant areas of the world;
•	Development and use of new technology and successful partnering;
•	The actions of competitors;
•	Natural disasters and other changes in business conditions;
•	Wars and acts of terrorism or sabotage;
•	Other factors discussed under “Risk Factors”, “Item 4 — Information on the Company — Other Matters”, “Item 5 — Operating and Financial Review and Prospects” and “Cautionary Statement Concerning Forward-Looking Statements” in our Annual Report on Form 20-F for the year ended December 31, 2004.

Operating information by segment
Third quarter and first nine months of 2005
Upstream

			Combined production by
3Q05	3Q04%		region (kboe/d)	9M05	9M04%
698	701	—	Europe	773	824	-6%
753	821	-8%	Africa	783	804	-3%
40	65	-38%	North America	44	69	-36%
255	243	+5%	Far East	248	240	+3%
407	408	—	Middle East	394	403	-2%
266	231	+15%	South America	247	222	+11%
9	10	-10%	Rest of world	9	9	—

2,428	2,479	-2%	Total	2,498	2,571	-3%

3Q05	3Q04%		Liquids production by region (kb/d)	9M05	9M04%
367	368	—	Europe	392	418	-6%
682	752	-9%	Africa	703	732	-4%
9	19	-53%	North America	10	20	-50%
30	30	—	Far East	30	31	-3%
354	356	-1%	Middle East	342	350	-2%
157	139	+13%	South America	146	138	+6%
8	10	-20%	Rest of world	8	9	-11%

1,607	1,674	-4%	Total	1,631	1,698	-4%

3Q05	3Q04%		Gas production by region (Mcfd)	9M05	9M04%
1,798	1,801	—	Europe	2,068	2,201	-6%
377	367	+3%	Africa	426	378	+13%
159	245	-35%	North America	180	261	-31%
1,252	1,196	+5%	Far East	1,218	1,167	+4%
288	279	+3%	Middle East	280	283	-1%
615	498	+23%	South America	568	459	+24%
2	—	ns	Rest of the world	2	—	ns

4,491	4,386	+2%	Total	4,742	4,749	—
Downstream

3Q05	3Q04%		Refined product sales by region (kb/d)*	9M05	9M04%
2,742	2,829	-3%	Europe	2,689	2,739	-2%
346	297	+16%	Africa	335	295	+14%
714	623	+15%	United States	640	613	+4%
48	113	-58%	Rest of world	176	167	+5%

3,850	3,862	—	Total*	3,840	3,814	+1%

*	Includes equity share in Cepsa and trading.

BUSINESS SEGMENT INFORMATION
(unaudited)

	Amounts in millions of euros
3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	5,401	12		38,414
Intersegment sales	5,543	1,171	265	30	(7,009)	—
Excise taxes	—	(5,206)	—	—	—	(5,206)

Revenues from sales	10,608	23,901	5,666	42	(7,009)	33,208

Operating expenses	(4,592)	(21,697)	(5,214)	(123)	7,009	(24,617)
Depreciation, depletion, and amortization of tangible assets	(817)	(265)	(187)	(8)		(1,277)

Operating income	5,199	1,939	265	(89)		7,314

Equity in income (loss) of affiliates and other items	140	67	8	55		270
Tax on net operating income	(3,137)	(640)	(74)	61		(3,790)

Net operating income	2,202	1,366	199	27		3,794

Net cost of net debt						(45)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(104)

Net income						3,645

3rd quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	958	99	—		1,057
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	958	99	—		1,057

Equity in income (loss) of affiliates and other items (2)	—	18	(5)	(200)		(187)
Tax on net operating income	—	(316)	(31)	—		(347)

Net operating income (1)	—	660	63	(200)		523

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income						519

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	958	108	—
On net operating income	—	660	74	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(112)

3rd quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	5,401	12		38,414
Intersegment sales	5,543	1,171	265	30	(7,009)	—
Excise taxes	—	(5,206)	—	—	—	(5,206)

Revenues from sales	10,608	23,901	5,666	42	(7,009)	33,208

Operating expenses	(4,592)	(22,655)	(5,313)	(123)	7,009	(25,674)
Depreciation, depletion, and amortization of tangible assets	(817)	(265)	(187)	(8)		(1,277)

Operating income	5,199	981	166	(89)		6,257

Equity in income (loss) of affiliates and other items	140	49	13	255		457
Tax on net operating income	(3,137)	(324)	(43)	61		(3,443)

Net operating income	2,202	706	136	227		3,271

Net cost of net debt						(45)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(100)

Net income						3,126

3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,589	493	275	—	—	3,357
Divestitures at selling price	161	21	—	66	—	248
Cash flow from operating activities (3)	2,818	893	498	555	—	4,764

(3) In the Chemicals segment, this figure amounts to 512 million euros excluding an amount of 14 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
(unaudited)

	Amounts in millions of euros
3rd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,610	23,453	5,228	5		32,296
Intersegment sales	3,984	838	220	75	(5,117)	—
Excise taxes		(6,925)				(6,925)

Revenues from sales	7,594	17,366	5,448	80	(5,117)	25,371

Operating expenses	(3,295)	(15,872)	(4,838)	(122)	5,117	(19,010)
Depreciation, depletion, and amortization of tangible assets	(870)	(246)	(199)	(9)		(1,324)

Operating income	3,429	1 248	411	(51)		5,037

Equity in income (loss) of affiliates and other items	129	29	(23)	205		340
Tax on net operating income	(2,019)	(401)	(124)	16		(2,528)

Net operating income	1,539	876	264	170		2,849

Net cost of net debt						(14)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(72)

Net income						2,763

3rd quarter 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	500	90	—		590
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	500	90	—		590

Equity in income (loss) of affiliates and other items (2)	—	17	(19)	—		(2)
Tax on net operating income	—	(165)	(23)	—		(188)

Net operating income (1)	—	352	48	—		400

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(2)

Net income						398

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	500	90	—
On net operating income	—	352	58	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

3rd quarter 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,610	23,453	5,228	5		32,296
Intersegment sales	3,984	838	220	75	(5,117)	—
Excise taxes		(6,925)				(6,925)

Revenues from sales	7,594	17,366	5,448	80	(5,117)	25,371

Operating expenses	(3,295)	(16,372)	(4,928)	(122)	5,117	(19,600)
Depreciation, depletion, and amortization of tangible assets	(870)	(246)	(199)	(9)		(1,324)

Operating income	3,429	748	321	(51)		4,447

Equity in income (loss) of affiliates and other items	129	12	(4)	205		342
Tax on net operating income	(2,019)	(236)	(101)	16		(2,340)

Net operating income	1,539	524	216	170		2,449

Net cost of net debt						(14)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(70)

Net income						2,365

3rd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,385	376	211	(5)		1,967
Divestitures at selling price	114	45	19	7		185
Cash flow from operating activities (3)	2,269	852	300	654		4,075

(3) In the Chemicals segment, this figure amounts to 365 million euros excluding an amount of 65 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION

ADJUSTMENTS TO OPERATING INCOME (unaudited)

		(in millions of euros)
		Upstream	Downstream	Chemicals	Corporate	Total

Q3 2005	Inventory valuation effect	—	958	108	—	1,066
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	(9)	—	(9)

Total		—	958	99	—	1,057

Q3 2004	Inventory valuation effect	—	500	90	—	590
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	500	90	—	590

ADJUSTMENTS TO NET INCOME, GROUP SHARE (unaudited)

		(in millions of euros)
		Upstream	Downstream	Chemicals	Corporate	Total

Q3 2005	Inventory valuation effect	—	655	74	—	729
	Total’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(87)	(87)
	Adjustment related to the Sanofi-Aventis merger	—	—	—	(112)	(112)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on sales of assets	—	—	—	—	—
	Additional Toulouse — AZF provision	—	—	—	—	—
	Other items	—	—	(11)	—	(11)

Total		—	655	63	(199)	519

Q3 2004	Inventory valuation effect	—	352	58	—	410
	Restructuring charges	—	—	(12)	—	(12)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on sales of assets	—	—	—	—	—
	Additional Toulouse — AZF provision	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	352	46	—	398

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 18, 2006	By :	/s/ CHARLES PARIS DE BOLLARDIERE
Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

Exhibit Index

Exhibit 99.1	Unaudited interim consolidated IFRS financial statements for the third quarter 2005 and first nine months ended September 30, 2005 and related notes.

Exhibit 99.2	Unaudited IFRS consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 and related notes.